

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 28, 2017

Via E-mail
William Rhind
CEO, Founder
GraniteShares LLC
30 Vesey Street
New York, NY 10007

> **Re:** **GraniteShares Gold Trust**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 2, 2017**
> **CIK No. 0001690437**

Dear Mr. Rhind:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 7

1. We note your disclosure on page 20, indicating that the Sponsor and Trustee may amend the Trust Agreement without the consent of the holders of the Shares. You also state that in some circumstances the Sponsor and Trustee may amend the Trust Agreement, however, such amendment may not become effective until 30 days after the Trustee notifies DTC of the amendment, at which time registered and beneficial owners of the Shares are deemed to agree to the amendment. Please revise to include robust risk factor disclosure associated with this negative consent provision or tell us if you believe additional disclosure is not necessary.

Plan of Distribution, page 32

2. We note your revised disclosure in response to comment 4 that the initial Baskets will be purchased by an initial Authorized Participant. Please also revise your disclosure to state that the initial Authorized Participant will be a statutory underwriter.

Draft Exhibit 5.1

3. Refer to the fourth paragraph. The opinion provides that the shares will be validly authorized when sold in accordance with . . . "the requirements of applicable federal and state law." This qualification appears overly broad and may be read to assume material facts underlying the required opinion. Please revise to eliminate this qualification or explain why it is necessary and appropriate. Refer to SLB No. 19.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Wilson Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Thomas W. Conner, Esq.